VIA EDGAR

March 23, 2012

Re:	Acceleration Request for Regional Management Corp.
Registration Statement on Form S-1 (File No. 333-174245)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Regional Management Corp., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Washington D.C. time, on Tuesday, March 27, 2012, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (212) 455-2202 with any questions.

Very truly yours,

/s/ Lesley Peng
Lesley Peng

March 23, 2012

VIA EDGAR

Re:	Regional Management Corp.
Registration Statement on Form S-1
File No.: 333-174245

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Regional Management Corp. (the “Corporation”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on March 27, 2012, or as soon as possible thereafter. In this regard, the Corporation is aware of its obligations under the Securities Act.

The Corporation acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REGIONAL MANAGEMENT CORP.

By:	/s/ Thomas F. Fortin
Name: Thomas F. Fortin
Title: Chief Executive Officer

March 23, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Regional Management Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-174245)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters, hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it may become effective at 12:00 p.m. Eastern Time on March 27, 2012 or as soon thereafter as possible.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that between March 12, 2012 and March 22, 2012, the Underwriters distributed copies of the preliminary prospectus dated March 12, 2012 as follows:

Preliminary Prospectus dated March 12, 2012:

2,189 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature page follows)

Very truly yours, JEFFERIES & COMPANY, INC. As Representative of the several Underwriters By: JEFFERIES & COMPANY, INC.

By:	/s/ Andrea H. Lee
Name:	Andrea H. Lee
Title:	Managing Director